FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

May 15, 2012

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is May 15, 2012. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides an update on the Livengood Gold Project, Alaska as well as the departure of their Chief Executive Officer.

Item 5.	Full Description of Material Change

The Issuer reports the Board of Directors has decided to undertake a review of the Livengood Project in order to optimize available development alternatives, including infrastructure and processing options and financing opportunities. The Issuer is currently revising its 2012 work program to fit within its current financial position.

The Issuer also reports that its Board of Directors has accepted the resignation of James Komadina as President and Chief Executive of the Issuer. Mr. Komadina expressed to the Board a desire to spend more time with his wife and family. Mr. Komadina will be available as a consultant to the Issuer.

The Board of Directors has commenced a search for a new Chief Executive Officer. During the interim period, the day to day operations of the Issuer will be supervised by an executive committee consisting of Don Ewigleben, Chairman of the Board of Directors and Director and former President and Chief Executive Officer of the Issuer, Jeffrey Pontius. Mr. Ewigleben has extensive mining industry experience, particularly in Alaska with permitting and project development activities. Mr. Pontius is a founder of the Issuer and important driver of the Issuer’s Livengood discovery and resulting shareholder valuation growth and has extensive market experience.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the discovery and delineation of mineral deposits/resources/ reserves, the potential for the expansion of the estimated resources at Livengood, the identification of additional deposits on the Issuer’s Livengood land package, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Donald C. Ewigleben, Chairman
Business Telephone No.: 720-881-7646

Item 9.	Date of Report

May 15, 2012